Exhibit 21.1

The following list sets forth each of our consolidated subsidiaries, the state or country under whose laws the subsidiary is organized, and the percentage of voting securities or membership interests owned by us in such subsidiary:

SUNS SPV LLC (Delaware) – 100%

The subsidiary listed above is consolidated for financial reporting purposes.